================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                            ------------------------

                           GOULDS PUMPS, INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                            GEORGE ACQUISITION, INC.
                              ITT INDUSTRIES, INC.
                                   (BIDDERS)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  383550 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            VINCENT A. MAFFEO, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              ITT INDUSTRIES, INC.
                             FOUR WEST RED OAK LANE
                          WHITE PLAINS, NEW YORK 10604
                           TELEPHONE: (914) 641-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                            WILLIAM E. CURBOW, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

================================================================================

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 25, 1997 (as amended, the "Schedule 14D-1") relating to the offer by George Acquisition, Inc., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of ITT Industries, Inc., an Indiana corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Goulds Pumps, Incorporated, a Delaware corporation (the "Company"), at a purchase price of $37 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase dated April 25, 1997.
(a)(4)     Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         ITT INDUSTRIES, INC.


                                          By:      /s/ ROBERT W. BEICKE
                                            ------------------------------------
                                            Name:  Robert W. Beicke
                                            Title:     Vice President

                                          GEORGE ACQUISITION, INC.

                                          By:      /s/ LAWRENCE J. SWIRE
                                            ------------------------------------
                                            Name:  Lawrence J. Swire
                                            Title:     Vice President
Date: April 29, 1997

                                 EXHIBIT INDEX

EXHIBIT                                                                                  PAGE
  NO.                                     DESCRIPTION                                    NO.
-------  ------------------------------------------------------------------------------  ----
(a)(1)   Offer to Purchase dated April 25, 1997........................................
(a)(4)   Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees......................................................